
10016288


RECEIVED
2010 SEP -7 P 12:


Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States


SUPPL

Vernier, 31 August 2010
RG/am12191
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Givaudan entering a new era of profitable growth	31 August 2010	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com



GIVAUDAN ENTERING A NEW ERA OF PROFITABLE GROWTH

Geneva, 31 August 2010 – Givaudan today unveils its updated five-year strategy to continue to outperform underlying market growth and to further expand its leading position in the fragrance and flavours industry.

Chief Executive Officer, Gilles Andrier, says: "Following the successful integration of Quest, we are entering the next era of profitable growth for the business. The overall objective is to grow organically between 4.5% and 5.5% per annum, based on an assumed market growth of 2% to 3%, and to continue on our path of market share gain over the next five years."

Givaudan will achieve those objectives by continuing focusing on its growth strategies:

- Leveraging our unique position in the fast growing developing markets, which already represent approximately 41% of our sales, and we expect this share to reach 50% by 2015.
- Delivering consumer relevant solutions driven by Givaudan's unique innovation platform which is backed by an industry leading Research & Development investment of over CHF 300 million per year.
- Capturing a significant share of the expanding Health and Wellness market opportunity for Flavours by capitalising on our technology innovation portfolio such as TasteSolutions™.
- Expanding Givaudan's sustainable raw material sourcing strategy with a focus on naturals by leveraging the company's unique knowledge and heritage.
- Building on the strategic partnerships with our main customers, developing our presence with accounts or product categories where we are currently under represented relative to Givaudan's overall leadership position.

This strategy is based on the past 10 years of successful delivery of industry leading profitable growth. The continued successful execution of the profitable growth programmes will require investments in developing markets and further efficiency improvements.

To support the company's growth strategy and to continue to drive industry leading service and performance, Givaudan announces today the company's plans to streamline its savoury manufacturing in the UK and Switzerland. The intent is subject to employee consultation.

Givaudan intends to build a CHF 170 million best-in-class, centralised savoury flavours production facility in Hungary, in close proximity to the fast-growing markets of Eastern Europe. This investment will be spread over three years and is in accordance with the overall capital expenditure target of approximately 4% of sales per year.

The savoury manufacturing strategy and the other efficiency programmes will result in a restructuring cost of approximately CHF 75 million, including an estimated cash component of CHF 55 million. The company expects to book up to two-thirds of these restructuring charges against the 2010 result and the rest against the 2011 result. The expected payback for the savoury manufacturing investment is 7 years and for the efficiency projects around 3 years.

By delivering on the above strategy Givaudan expects to continue to outgrow the underlying market and to continue to achieve its industry leading EBITDA margin while improving its annual free cash flow to between 14% - 16% of sales by 2015.

Givaudan plans to return above 60% of the company's free cash flow to shareholders once the targeted leverage ratio - defined as net debt, divided by net debt plus equity - of 25% has been reached.

For further information please contact:

Peter Wullschleger, Givaudan Media and Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 9093
F +41 22 780 9090
E peter_b.wullschleger@givaudan.com